Exhibit 99.1

Notification of Dilution of Voting Rights

London: Friday, November 27, 2020:  Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) was notified that CK Hutchison Holdings Limited (“CK Hutchison”) shareholding[1] in Chi-Med remains unchanged, at 332,478,770 ordinary shares of par value US$0.10 each in the capital of Chi-Med (“Shares”).

Each American Depositary Share (“ADS”) represents five Shares.  As announced on November 17, 2020, Chi-Med issued a total of 16,666,670 Shares (equivalent to 3,333,334 ADSs) to Canada Pension Plan Investment Board.  Chi-Med was notified on November 26, 2020 that this issuance diluted CK Hutchison’s holding[1] to 45.69 per cent of the total number of voting rights of Chi-Med.  The date on which the notification threshold was crossed was November 26, 2020.

[1] Held through CK Hutchison’s indirect wholly-owned subsidiary Hutchison Healthcare Holdings Limited.

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative, commercial-stage, biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of nine cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China. For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500